Exhibit 100.2

Au10Tix, Daon, and Kingland Join NICE Actimize’s
X-Sight Marketplace, the Industry’s First Financial Crime
 Management Ecosystem

Partnering with the X-Sight Marketplace, three breakthrough technology firms offer capabilities in secure customer onboarding, data management, and biometric authentication and identity assurance

Hoboken, N.J., October 21, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that three new technology partners have joined the fast-growing X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem. X-Sight Marketplace helps financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment. The recent additions include Au10Tix, a leader in global customer onboarding and forensic-level authentication; Daon, an innovator in biometric identity technology; and Kingland, experts in data management and text analytics.

X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial services organizations to rapidly innovate and introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

The three new innovative partner organizations offer capabilities in secure customer onboarding, entity and data management, as well as biometric authentication and identity assurance expertise. The new NICE Actimize Marketplace partners offer the following:

•
Au10Tix has a 20-year history in harnessing the technology that enables safe borders and airports, transforming the way businesses verify and authenticate their users, providing critical infrastructure that enables companies and their customers to operate efficiently and responsibly in today’s digital world. Over the last decade, Au10Tix has become a preferred solution for customer onboarding and KYC ("Know Your Customer") automation. The company’s proprietary technology provides results in less than 8 seconds, allowing companies to onboard faster, prevent fraud, meet compliance mandates, and establish trust with their customers “Au10Tix has established itself as a leader in global customer onboarding and forensic level identity and further distinguishes itself through its use of advanced machine learning,” said Ron Atzmon, CEO, Au10Tix. “Au10Tix has a vision for helping create secure and seamless transactions for our partners and their customers, and we look forward to expanding through the X-Sight Marketplace, working closely with NICE Actimize.”

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Daon, an innovator in biometric authentication and identity assurance solutions, has pioneered methods for securely and conveniently combining biometric and identity capabilities across multiple channels with large-scale deployments that span payments verification, digital banking, wealth, insurance, telcos, and securing borders and seamless travel. Daon's IdentityX® platform provides an inclusive, trusted digital security experience, enabling the creation, authentication, and recovery of a user’s identity, allowing businesses to conduct transactions with any consumer through any medium with greater confidence. “At Daon, we are committed to delivering biometric identity assurance to help organizations simultaneously delight their customers and meet Know Your Customer (KYC) and Anti-Money Laundering (AML) regulations for identify verification, while reducing their total operating costs and fraud losses,” said Tom Grissen, CEO, Daon. “We look forward to bringing true cross-channel continuity and ready-to-deploy multi-factor authentication and digital onboarding solutions to NICE Actimize’s fraud-fighting capabilities for seamless identity journeys across all dimensions of the customer experience.”

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Kingland uses text analytics and data management capabilities and solutions to help firms address financial, audit and operational risk and compliance challenges. Kingland, a trailblazer in designing AI solutions for the accurate extraction and analysis of structured and unstructured information from sources both within and external to the enterprise, helps organizations foresee risk and manage data-intensive activities around compliance, operations, and onboarding activities. Kingland solutions are supported by a cloud-based environment and security protocols that provide safe and seamless access to data in real-time. "The effective use and integration of structured and unstructured data to identify and address risk and compliance challenges are at the heart of what Kingland does for its clients every day,” said Tony Brownlee, President, Kingland. "We look forward to partnering with NICE Actimize to augment the X-Site Marketplace and strengthen the industry's first financial crime risk management-focused ecosystem."

Technology providers, such as Au10Tix, Daon and Kingland, that partner with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“We welcome these three new partners to the Marketplace ecosystem, each offering their own value proposition to our customer network. We are excited that each of these new partners, which share our common goal of fighting financial crime through the benefits of a marketplace ecosystem, is joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.